FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

Contact:	Dan Suesskind, Chief Financial Officer,	Teva Pharmaceutical Industries Ltd.	972-2-589-2840
	Bill Fletcher, President and CEO,	Teva North America	(215) 591-3000
	Dorit Meltzer, Director, Investor Relations,	Teva Pharmaceutical Industries Ltd.	972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA Q1 2004 SALES EXCEED $ 1 BILLION FOR THE FIRST TIME

●       Quarterly Sales Increased  39% to $1,052 Million

●       Reported Loss of $428 Million and Loss per Share of $1.44 Reflect One-time Charges Related Mainly to Purchase Accounting of Sicor Acquisition

●       First Quarter Adjusted (before one-time charges)* Net Income of $205 Million, up 49% and Adjusted* Fully Diluted EPS of $0.64, up 28%

●       Company Offers Sales and Earning Guidance for 2004

Jerusalem, Israel, May 4, 2004 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported results for the quarter ended March 31, 2004, its first reported quarter since completing the Sicor acquisition on January 22, 2004. These results included Sicor's as of January 23, 2004.

For the first time in the Company's history, quarterly sales exceeded $1 billion, reaching $1,052 million, up 39% compared to the first quarter of 2003.

The first quarter 2004 loss of $428 million, or $1.44 per share, reflects one-time charges mainly related to purchase accounting for the Sicor acquisition. Teva believes that excluding the one-time charges from the first quarter results represents a better indicator of the underlying trends in the Company`s operations. Adjusted (before one-time charges)* net income for the first quarter of 2004 was $205 million, up 49% over the comparable quarter of 2003 and adjusted* fully diluted EPS reached $0.64, up 28%.

The one-time charges relate to the purchase of in-process R&D in the amount of $597 million, of which $584 million relates to the acquisition of Sicor and $13 million relates to two other collaboration agreements. Also relating to the Sicor acquisition, Teva recorded a one-time inventory step-up in the amount of $14 million. Finally, a one-time charge in the amount of      $30 million relates to the partial impairment of the Purinethol® product rights that were received from GlaxoSmithKline in June 2003.

____________________

* For a reconciliation of net income and EPS to the adjusted numbers, see Appendix 1.

Israel Makov, Teva's President and Chief Executive Officer, commented: "I am extremely pleased with the results of yet another record quarter, enhanced by the first time consolidation of Sicor.  These results highlight the strength of our underlying business, and confirm our belief that the Sicor acquisition will contribute to the breadth and depth of our Company, on both a strategic and financial basis."

Mr. Makov continued, "The integration of Sicor into Teva is proceeding smoothly as planned. Combining our strengths, we face the future with unmatched capabilities in generic pharmaceuticals, API's and innovative specialties and as a significant force in the pharmaceutical industry."

Net Sales in the first quarter increased 39% mostly due to new generic products that were not sold in the comparable quarter both in the US and Europe, the first time consolidation of the sales of Sicor as of January 23, and higher global sales of Copaxone®.  Sales of new products and increased Copaxone® sales accounted for more of the quarter over comparable quarter growth, than the first time inclusion of Sicor results. The strengthening of non-US currencies relative to the US dollar, accounted for 14% of the increase in net sales.

North American pharmaceutical sales (including Copaxone®) accounted for 64% of the Company`s total pharmaceutical sales and reached $594 million, compared to $427 million in the first quarter of 2003, an increase of 39%.  In addition to the inclusion of Sicor, sales benefited in the first quarter from 14 new products that were not sold in the comparable quarter of 2003 and from increased Copaxone® sales. As of April 28, 2004, 109 product applications (including Sicor`s) were awaiting final FDA approval. Collectively, the products covered by these 109 applications have corresponding annual US branded sales of over $67 billion. Teva believes it is first to file on 18 of these applications with annual US branded sales of over $15 billion.

Pharmaceutical sales in Europe (including Copaxone®), which accounted for 25% of the Company`s total pharmaceutical sales, increased 42% in the quarter to $231 million.  The main reasons for this increase were sales of products that were not sold in the comparable quarter, including the recent launch of Ramipril and Gabapentin, higher Copaxone® sales and the continued strengthening of European currencies relative to the US dollar.

Global in-market sales of Copaxone® during the first quarter were $207 million, an increase of 33%. US in-market sales increased by 26% over the first quarter of 2003 to $138 million. Copaxone®'s growth rate in prescriptions according to monthly IMS data was close to twice the overall US multiple sclerosis (MS) market growth. In-market sales outside the US, mainly in Europe and Canada, increased by 48% to $69 million.

API sales to third parties increased by 35% over the comparable 2003 quarter to $119 million, primarily due to the first time inclusion of Sicor API sales. Overall API sales, including internal sales to Teva's pharmaceutical businesses, totaled $205 million, an increase of 21% from the first quarter of 2003.

Teva's gross profit margin reached 46% for the first quarter of 2004. Adjusted gross profit margin, (excluding the one-time inventory step-up), reached 47%, higher than the level of the comparable quarter of 2003 and the full year of 2003. These higher gross margins reflect improved product mix.

Gross R&D spending for the reported quarter grew by 45% over the comparable quarter of 2003, and reached $72 million, reflecting increases in both generic and innovative R&D activities as well as the inclusion of Sicor. Net R&D (after participations) grew at a rate of 47% and reached $68 million.

Selling, General and Administrative (SG&A) expenses, which represented 15% of net sales, amounted to $158 million, an increase of 29% as compared with the first quarter of 2003.

The adjusted tax rate for the first quarter was 23%, as compared with 21% in the first quarter of 2003, and resulted primarily from the inclusion of Sicor with its higher tax rate.

Cash flow generated from operating activities for the first quarter of 2004 amounted to $224 million.

Total Assets at March 31, 2004 reached $8.6 billion, an increase of $2.6 billion from December 31, 2003, reflecting mainly the goodwill, tangible and intangible assets acquired in connection with the Sicor acquisition, partially offset by a reduction of cash and cash equivalents realized in connection with the acquisition.

Total Liabilities at March 31, 2004 increased from December 31, 2003 by $1.6 billion, representing mainly the $1.1 billion of convertible bonds issued as part of the Sicor acquisition financing.

Shareholders Equity at March 31, 2004 reached $4.3 billion, up $1 billion from December 31, 2003. This increase mainly reflects the Teva shares issued to former Sicor shareholders in connection with the Sicor acquisition, net of the loss, after the one-time charges, recorded this quarter.

Dividend

The Board of Directors, at its meeting on May 3, 2004, declared a cash dividend for the first quarter of 2004 of NIS 0.45 (approx. $0.10 according to the rate of exchange on May 3, 2004) per ADR. The record date will be May 12, 2004 and the payment date will be May 27, 2004. Tax will be withheld at a rate of 21%.

Outlook for Full Year 2004

The Company currently expects 2004 sales to exceed $4.5 billion and adjusted (before one-time charges) fully diluted earnings per share to reach a range of $2.70 - $2.74.

Conference Call

Teva will host a conference call to discuss the Company`s first quarter results on Tuesday, May 4, 2004 at 09:00 a.m. EST. The call will be webcast and can be accessed through the Company`s website at www.tevapharm.com. Following the conclusion of the call, a rebroadcast will be available until May 11, 2004, midnight EST on the website or by calling 1-(800) 642-1687 in the US or ++1-(706) 845-9291 outside the US. The access code is 6986139.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world.  The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.  Close to 90% of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva`s ability to rapidly integrate the operations of acquired businesses, including its recent acquisition of Sicor Inc., the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Appendix # 1

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

RECONCILIATION BETWEEN REPORTED INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE TO ADJUSTED INCOME AND EARNINGS PER SHARE (UNAUDITED)

(In US dollars, millions, except ADR data)

	Quarter ended March 31
	2004	2003

Reported Net Income (Loss)	(428)	138
Purchase accounting adjustment:
In-process R& D	584
Acquired Inventory step-up	14
In-process R&D Acquired - other	13
Impairment of Product Rights	30
Tax applicable to Other in-process
R&D and Inventory step-up	(8)

Adjusted Net Income	205	138

Reported Diluted Earnings (loss) per ADR (US Dollars)	(1.44)	0.50
Adjusted Diluted Earnings per ADR (US Dollars)	0.64	0.50

On January 22, 2004, Teva completed its acquisition of Sicor Inc. The acquisition has been accounted for as a purchase under accounting principles generally accepted in the United States of America (US GAAP). Sicor's results have been consolidated with those of Teva commencing January 23, 2004.

The Company, with the assistance of independent valuation specialists, is in the process of establishing the fair value of Sicor's assets and liabilities at the date of acquisition. A project by project valuation was performed to determine the fair value of all tangible and intangible assets, inclusive of in-process R&D. The preliminary valuation of in-process R&D is reflected above. The final valuation of both in-process R&D and other assets and liabilities is expected to be completed in the near future, but in any event by no later than one year from the acquisition date.

                                   Teva Pharmaceutical Industries Limited

Consolidated Statements of Income (Loss)

(in millions, except earnings (loss) per ADR )

	January - March
	2004	2003
	U.S. Dollars
NET SALES	1,052.4	757.4
COST OF SALES	572.0	409.0
GROSS PROFIT	480.4	348.4
R&D EXPENSES	72.0	49.7
LESS PARTICIPATIONS & GRANTS	3.9	3.3
R&D EXPENSES - net	68.1	46.4
SG&A EXPENSES	158.1	122.7
	254.2	179.3
ACQUISITION OF R&D IN PROCESS	596.6	-
IMPAIRMENT OF PRODUCT RIGHTS	30.0	-
OPERATING INCOME (LOSS)	(372.4)	179.3
FINANCIAL EXPENSES - net	1.3	4.0
INCOME (LOSS) BEFORE TAXES	(373.7)	175.3
INCOME TAXES	54.0	37.7
	(427.7)	137.6
PROFIT OF ASSOCIATED COMPANIES	0.5	0.1
MINORITY INTERESTS	0.8	-
NET INCOME (LOSS)	(428.0)	137.7
EARNINGS (LOSS) PER ADR:
Basic ($)	(1.44)	0.52
Diluted ($)	(1.44)	0.50
WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	297.9	265.1
Diluted	297.9	282.8
NET INCOME BEFORE NON-RECURRING ITEMS:
NET INCOME	204.8	137.7
EARNINGS PER ADR:
Basic ($)	0.69	0.52
Diluted ($)	0.64	0.50
WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	297.9	265.1
Diluted	325.7	282.8

                                   Teva Pharmaceutical Industries Limited

Balance Sheet Data

(in millions)

	March 31 2004	December 31 2003
	U.S. Dollars
ASSETS

CURRENT ASSETS	3,735.8	3,716.4
INVESTMENTS & OTHER ASSETS	561.6	445.1
FIXED ASSETS - net	1,077.9	827.4
INTANGIBLE ASSETS - net	3,186.1	927.0
TOTAL ASSETS	8,561.4	5,915.9

LIABILITIES AND SHAREHOLDERS` EQUITY

CURRENT LIABILITIES	2,052.6	1,694.9
LONG-TERM LIABILITIES	667.8	475.0
MINORITY INTERESTS	7.6	6.7
CONVERTIBLE SENIOR DEBENTURES	1,538.6	449.9
SHAREHOLDERS` EQUITY	4,294.8	3,289.4
TOTAL LIABILITIES & SHAREHOLDERS` EQUITY	8,561.4	5,915.9

                                   Teva Pharmaceutical Industries Limited

Sales for the Quarter January - March 2004 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2004	2003	% Change	% of Total

North America	666.0	480.7	38.5%	63.3%
Europe	266.2	191.8	38.8%	25.3%
Rest of the World	120.2	84.9	41.6%	11.4%
Total	1,052.4	757.4	38.9%	100.0%

Sales by Business Segments

Sales For the Period	2004	2003	% Change	% of Total

Pharmaceutical	928.3	664.8	39.6%	88.2%
A.P.I.	118.9	88.1	35.0%	11.3%
Veterinary and Other	5.2	4.5	15.6%	0.5%
Total	1,052.4	757.4	38.9%	100.0%

Pharmaceutical Sales

Sales For the Period	2004	2003	% Change	% of Total

North America	594.2	426.8	39.2%	64.0%
Europe	231.4	162.6	42.3%	24.9%
Rest of the World	102.7	75.4	36.2%	11.1%
Total	928.3	664.8	39.6%	100.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: May 4, 2004